

April 24, 2014

Via E-mail
Mr. Conan J. Laughlin
Managing Member
North Tide Capital, LLC
500 Boylston Street, Suite 310
Boston, MA 02116

> **Re:** **Healthways, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2014 by North Tide Capital Master, LP, North Tide**
>   **Capital, LLC, Conan J. Laughlin, Edwin "Mac" Crawford,**
>   **Bradley S. Karro, and Paul H. Keckley**
> **Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12**
> **Filed April 1, 2014**
> **File No. 000-19364**

Dear Mr. Laughlin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 Election of Directors, page 12

1. We note your revised disclosure and response to comment 3 in our letter dated April 9, 2014. Please revise to clarify that Mr. Crawford retired from his position with CVS/Caremark Corporation in November 2007, following completion of the merger in March 2007.

<u>Votes Required for Approval, page 20</u>

2.      We note your disclosure that "the four nominees for director receiving the highest vote totals will be elected as directors of the Company." Please revise to clarify, if true, that the four nominees receiving the highest number of "FOR" votes will be elected.

<u>Other proposals, page 20</u>

3.      All four of the proposals other than the one relating to the election of directors appear to have the same voting standard. Please therefore advise how you made the determinations underlying the disclosure in this section.

<u>Form of Proxy</u>

4.      We note proposal 3 on the form of proxy refers to the company's proposal to ratify the "preliminary" appointment of Ernst & Young LLP as independent auditor for the 2014 fiscal year. Please advise us of the preliminary nature of the appointment of Ernst & Young or revise.

<u>Soliciting Materials Filed Pursuant to Exchange Act Rule 14a-12</u>

5.      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. Please provide us support for the following information on slide 19:

- The leverage ratio covenants for fiscal quarters ended March 31, 2013 and June 30, 2013.

- That the company's leverage ratio is calculated in accordance with the terms of the applicable credit agreements.

- That the covenants per the 7/1/13, 6/8/12, and 3/30/10 agreements are applicable to the periods presented in the table.

6.      In future filings, please ensure that you clearly characterize each statement or assertion of opinion or belief as such. As examples only, we note the following statements, which are not characterized in that way:

- "… terrible financial performance and abysmal shareholder return…"

- "Total shareholder return has been horrific…"

- "Compensation has been improperly structured for years."

- "…the share price rose largely on the hype associated with these deals."

Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc:     Via E-mail
        Mr. Andrew Freedman, Esq.
        Olshan Frome Wolosky LLP